UBS Securities LLC

Computation of Excess Net Capital Under Rule 15c3-1

December 31, 2018
(*In Thousands*)

Net capital

Members' equity		$	3,837,385
Subordinated liabilities			4,875,000
Total capital and allowable subordinated liabilities			8,712,385

Non-allowable assets and deductions and charges:
  Non-allowable assets:

Unsecured and partially secured customer accounts	23,440		
Securities owned, not readily marketable	155,171		
Other	1,390,446		

Deductions and charges:

Additional charges for customers' and non-customers' securities and commodities accounts	10,213		
Aged fail to deliver	58,884		
Commodity futures contracts and spot commodities - proprietary capital charges	7,821		
Other deductions and charges	460,070		
Total non-allowable assets and deductions and charges			2,106,045

Net capital before haircuts			6,606,340
Haircuts:			
U.S. Government and Canadian obligations	33,419		
Corporate obligations	349,810		
Stocks and warrants	401,746		
State and municipal obligations	15,183		
Bankers' acceptances, certificates of deposit and commercial paper	105		
Options	—		
Other	15,687		
Total haircuts			815,950
Net capital		$	5,790,390

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